UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                            TradeStation Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   89267P 10 5
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                                 (CUSIP Number)

                                 William R. Cruz
                            TradeStation Group, Inc.
                            8700 West Flagler Street
                              Miami, Florida 33174
                                 (305) 485-7000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5                                               Page 2 of 18

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1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
             WRCF - I 1997 Limited Partnership
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2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
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3)      SEC Use Only
                     ----------------------------------------------------------
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4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
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5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
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6)      Citizenship or Place of Organization    Texas
                                             ----------------------------------
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      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  18,313,108
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power 7,206,554
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
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11) Aggregate Amount Beneficially Owned by Each Reporting Person 7,206,554
                                                                 --------------
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
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13) Percent of Class Represented by Amount in Row (11)     16.3%
                                                       ------------------------
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14) Type of Reporting Person (See Instructions)   PN
                                                -------------------------------
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

CUSIP No. 89267P 10 5                                               Page 3 of 18

-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
             WRCF - II 1997 Limited Partnership
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
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3)      SEC Use Only
                     ----------------------------------------------------------
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4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
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5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
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6)      Citizenship or Place of Organization    Texas
                                             ----------------------------------
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      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  18,313,108
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power 1,950,000
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
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11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
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13) Percent of Class Represented by Amount in Row (11)      4.4%
                                                       ------------------------
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14) Type of Reporting Person (See Instructions)   PN
                                                -------------------------------
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

CUSIP No. 89267P 10 5                                               Page 4 of 18

-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
             William R. Cruz
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
                     ----------------------------------------------------------
-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
-------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
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6)      Citizenship or Place of Organization    USA
                                             ----------------------------------
-------------------------------------------------------------------------------
      Number of                      (7)    Sole Voting Power    100
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  18,313,108
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power 9,156,654
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,156,654
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)     20.7%
                                                       ------------------------
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14) Type of Reporting Person (See Instructions)   IN
                                                -------------------------------
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

CUSIP No. 89267P 10 5                                               Page 5 of 18

Item 1. Security and Issuer.

    Title of Securities:                Common Stock, $.01 par value ("Common
                                        Stock")

    Name and Address
     of Issuer:                         TradeStation Group, Inc. ("Issuer")
                                        8700 West Flagler Street
                                        Miami, FL 33174

Item 2. Identity and Background.

Information with respect to WRCF-I 1997 Limited Partnership:

    Name:                               WRCF-I 1997 Limited Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             5100 Westheimer
                                        Second Floor, Unit 17-A
                                        Houston, Texas 77056

    Criminal Proceedings:               None. See information herein with
                                        respect to William R. Cruz, the sole
                                        shareholder, director, president and
                                        secretary of the Texas corporation which is the sole general partner of WRCF-I
                                        1997 Limited Partnership, in which
                                        William R. Cruz is a 99% limited
                                        partner.

    Civil Proceedings:                  None. See information herein with
                                        respect to William R. Cruz, the sole
                                        shareholder, director, president and
                                        secretary of the Texas corporation which is the sole general partner of WRCF-I
                                        1997 Limited Partnership, in which
                                        William R. Cruz is a 99% limited
                                        partner.

    State of Organization:              Texas

Information with respect to WRCF-II 1997 Limited Partnership:

    Name:                               WRCF-II 1997 Limited Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             5100 Westheimer
                                        Second Floor, Unit 18-A
                                        Houston, Texas 77056

CUSIP No. 89267P 10 5                                               Page 6 of 18

    Criminal Proceedings:               None. See information herein with
                                        respect to William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1%
                                        sole general partner of WRCF-II 1997
                                        Limited Partnership, in which William R.
                                        Cruz is also a 77.8% limited partner.
                                        William R. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of WRCF-II 1997 Limited
                                        Partnership.

    Civil Proceedings:                  None. See information herein with
                                        respect to William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1%
                                        sole general partner of WRCF-II 1997
                                        Limited Partnership, in which William R.
                                        Cruz is also a 77.8% limited partner.
                                        William R. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of WRCF-II 1997 Limited
                                        Partnership.

    State of Organization:              Texas

Information with respect to William R. Cruz:

    Name:                               William R. Cruz

    Business Address:                   TradeStation Group, Inc.
                                        8700 West Flagler Street
                                        Miami, Florida 33174

    Principal Occupation:               Co-Chairman of the Board and Co-Chief
                                        Executive Officer of TradeStation Group,
                                        Inc. (a provider of securities brokerage services and real-time analysis platforms and services), 8700 West
                                        Flagler Street, Miami, Florida 33174

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

CUSIP No. 89267P 10 5                                               Page 7 of 18

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 29, 2000, the merger and combination of Omega Research, Inc., a Florida corporation, and onlinetradinginc.com corp., a Florida corporation (the "Merger"), was completed pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 19, 2000, by and among TradeStation Group, Inc. (the "Issuer"), Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp. and Onlinetrading Acquisition Corporation, as amended (the "Merger Agreement"). As part of the Merger, Omega Research, Inc. became a wholly-owned subsidiary of the Issuer and each outstanding share of Omega Research, Inc. common stock, par value $.01, was automatically converted into one share of TradeStation Group, Inc. common stock, par value $.01 ("Common Stock").

         As a result of the Merger, (i) the 7,206,554 shares of Omega Research, Inc. common stock owned by WRCF-I 1997 Limited Partnership were converted into 7,206,554 shares of Common Stock, (ii) the 1,950,000 shares of Omega Research, Inc. common stock owned by WRCF-II 1997 Limited Partnership were converted into 1,950,000 shares of Common Stock and (iii) the 100 shares of Omega Research, Inc. common stock owned by William R. Cruz were converted into 100 shares of Common Stock.

         In conjunction with the Merger, WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership entered into a Voting Trust Agreement dated as of January 19, 2000 (the "Voting Trust Agreement") by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee. Pursuant to the Voting Trust Agreement, all of the shares owned by the parties to the Voting Trust Agreement will be deposited into a voting trust. WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership will direct the trustee of the voting trust how to vote their respective shares, except that with respect to the election of directors WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership, acting together and in conjunction with RLCF-I 1997 Limited Partnership (which is controlled by William R. Cruz's brother, Ralph L. Cruz, by virtue of his being the sole shareholder of the Texas corporation which is the 1% general partner of the partnership) and RLCF-II 1997 Limited Partnership (which is controlled by Ralph
L. Cruz by virtue of his directly and indirectly wholly-owning the Texas limited liability company that is the 1% sole general partner of the partnership), have the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that five of the total of eight directors constituting the board of directors of the Issuer are designated by them. The other shareholders who are a party to the Voting Trust Agreement collectively have the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that the remaining three directors of the Issuer are designated by those shareholders. The information included in Item 6 hereinbelow is incorporated by reference in this Item 3.

CUSIP No. 89267P 10 5                                               Page 8 of 18

Item 4.  Purpose of Transaction.

         The shares were acquired as a result of the conversion of outstanding shares of Omega Research, Inc. common stock into shares of Common Stock pursuant to the Merger. WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership, acting in conjunction with RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership, acquired the power to direct the vote of the shares subject to the Voting Trust Agreement such that they are able to designate five of the eight members of the board of directors of the Issuer. See
Item 3 above.

Item 5.  Interest in Securities of the Issuer.

Information with respect to WRCF-I 1997 Limited Partnership:

         (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in
Item 11 of the applicable cover page.

         (b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

         (c) Transactions during last 60 days: On December 29, 2000 the limited partnership acquired 7,206,554 shares as a result of the conversion of the limited partnership's 7,206,554 shares of Omega Research, Inc. common stock into 7,206,554 shares of Common Stock. See Item 3 above.

Information with respect to WRCF-II 1997 Limited Partnership:

         (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

         (b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

         (c) Transactions during the last 60 days: On December 29, 2000, the limited partnership acquired 1,950,000 shares as a result of the conversion of the limited partnership's 1,950,000 shares of Omega Research, Inc. common stock into 1,950,000 shares of Common Stock.

CUSIP No. 89267P 10 5                                               Page 9 of 18

Information with respect to William R. Cruz:

         (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, William R. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that William R. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

         (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

         (c) Transactions during the last 60 days:

                  (i) On December 29, 2000, WRCF-I 1997 Limited Partnership acquired 7,206,554 shares as a result of the conversion of the limited partnership's 7,206,554 shares of Omega Research, Inc. common stock into 7,206,554 shares of Common Stock. See Information with respect to WRCF-I 1997 Limited Partnership and Item 3 above.

                  (ii) On December 29, 2000, WRCF-II 1997 Limited Partnership acquired 1,950,000 shares as a result of the conversion of the limited partnership's 1,950,000 shares of Omega Research, Inc. common stock into 1,950,000 shares of Common Stock. See Information with respect to WRCF-II 1997 Limited Partnership and Item 3 above.

                  (iii) On December 29, 2000, William R. Cruz acquired 100 shares as a result of the conversion of his 100 shares of Omega Research, Inc. common stock into 100 shares of Common Stock. See Item 3 above.

Information with respect to persons who, together with persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

    (1) RLCF-I 1997 Limited Partnership

        Aggregate number of Common Stock beneficially owned: 7,206,554 Percentage of Common Stock beneficially owned: 16.3%

    (2) RLCF-II 1997 Limited Partnership

        Aggregate number of Common Stock beneficially owned: 1,950,000 Percentage of Common Stock beneficially owned: 4.4%

    (3) Ralph L. Cruz

        Aggregate number of Common Stock beneficially owned: 9,156,554 Percentage of Common Stock beneficially owned: 20.7%

CUSIP No. 89267P 10 5                                              Page 10 of 18

Information with respect to each person with whom the power to vote or direct the vote is shared:

    (1) RLCF-I 1997 Limited Partnership

    Name:                               RLCF-I 1997 Limited Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             5100 Westheimer
                                        Second Floor, Unit 17-A
                                        Houston, Texas  77056

    Criminal Proceedings:               None. See information herein with
                                        respect to Ralph L. Cruz, the sole
                                        shareholder, director, president and
                                        secretary of the Texas corporation which is the general partner of RLCF-I 1997
                                        Limited Partnership, in which Ralph L.
                                        Cruz is a 93.6% limited partner.

    Civil Proceedings:                  None. See information herein with
                                        respect to Ralph L. Cruz, the sole
                                        shareholder, director, president and
                                        secretary of the Texas corporation which is the general partner of RLCF-I 1997
                                        Limited Partnership, in which Ralph L.
                                        Cruz is a 93.6% limited partner.

    State of Organization:              Texas

    (2) RLCF-II 1997 Limited Partnership

    Name:                               RLCF-II 1997 Limited Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             5100 Westheimer
                                        Second Floor, Unit 18-A
                                        Houston, Texas  77056

    Criminal Proceedings:               None. See information herein with
                                        respect to Ralph L. Cruz, who directly
                                        and indirectly through a Texas
                                        corporation owns 100% of the Texas
                                        limited liability company that is the 1%
                                        sole general partner of RLCF-II 1997
                                        Limited Partnership, in which Ralph L.
                                        Cruz is a 99% limited partner. Ralph L.
                                        Cruz is the sole shareholder, director,
                                        president and secretary

CUSIP No. 89267P 10 5                                              Page 11 of 18

                                        of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of RLCF-II 1997 Limited Partnership.

    Civil Proceedings:                  None. See information herein with
                                        respect to Ralph L. Cruz, who directly
                                        and indirectly through a Texas
                                        corporation owns 100% of the Texas
                                        limited liability company that is the 1%
                                        sole general partner of RLCF-II 1997
                                        Limited Partnership, in which Ralph L.
                                        Cruz is a 99% limited partner. Ralph L.
                                        Cruz is the sole shareholder, director,
                                        president and secretary of the aforesaid
                                        Texas corporation which is the managing
                                        member of the aforesaid Texas limited
                                        liability company that is the general
                                        partner of RLCF-II 1997 Limited
                                        Partnership.

    State of Organization:              Texas

    (3) Ralph L. Cruz

    Name:                               Ralph L. Cruz

    Business Address:                   TradeStation Group, Inc.
                                        8700 West Flagler Street
                                        Miami, Florida 33174

    Principal Occupation:               Co-Chairman of the Board and Co-Chief
                                        Executive Officer of Issuer (a provider
                                        of securities brokerage services and
                                        real-time analysis platforms and
                                        services), 8700 West Flagler Street,
                                        Miami, Florida 33174

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

    (4) Andrew A. Allen

    Name:                               Andrew A. Allen

    Residence Address:                  4939 N.W. 23rd Court
                                        Boca Raton, Florida 33431

CUSIP No. 89267P 10 5                                              Page 12 of 18

    Principal Occupation:               Retired

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

    (5) Andrew A. Allen Family Limited Partnership

    Name:                               Andrew A. Allen Family Limited
                                        Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             4939 N.W. 23rd Court
                                        Boca Raton, Florida 33431

    Criminal Proceedings:               None. See information herein with
                                        respect to Andrew A. Allen, the sole
                                        shareholder, director and president of
                                        the corporation which is the general
                                        partner of Andrew A. Allen Family
                                        Limited Partnership.

    Civil Proceedings:                  None. See information herein with
                                        respect to Andrew A. Allen, the sole
                                        shareholder, director and president of
                                        the corporation which is the general
                                        partner of Andrew A. Allen Family
                                        Limited Partnership.

    State of Organization:              Florida

    (6) Farshid Tafazzoli

    Name:                               Farshid Tafazzoli

    Business Address:                   TradeStation Securities, Inc.
                                        2700 North Military Trail
                                        Boca Raton, Florida  33431

    Principal Occupation:               Vice President of Brokerage Technology
                                        of Issuer and Chief Information Officer
                                        of TradeStation Securities, Inc. (a
                                        provider of securities brokerage
                                        services), 2700 North Military Trail,
                                        Boca Raton, Florida 33431

    Criminal Proceedings:               None

CUSIP No. 89267P 10 5                                              Page 13 of 18

    Civil Proceedings:                  None

    Citizenship:                        USA

    (7) Tafazzoli Family Limited Partnership

    Name:                               Tafazzoli Family Limited Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             798 N.W. 6th Drive
                                        Boca Raton, Florida 33486

    Criminal Proceedings:               None. See information herein with
                                        respect to Farshid Tafazzoli, the sole
                                        shareholder, director and president of
                                        the corporation which is the general
                                        partner of Tafazzoli Family Limited
                                        Partnership.

    Civil Proceedings:                  None. See information herein with
                                        respect to Farshid Tafazzoli, the sole
                                        shareholder, director and president of
                                        the corporation which is the general
                                        partner of Tafazzoli Family Limited
                                        Partnership.

    State of Organization:              Florida

    (8) E. Steven zum Tobel

    Name:                               E. Steven zum Tobel

    Business Address:                   TradeStation Securities, Inc.
                                        2700 North Military Trail
                                        Boca Raton, Florida 33431

    Principal Occupation:               Vice President of Brokerage Operations
                                        of Issuer and President of TradeStation
                                        Securities, Inc. (a provider of
                                        securities brokerage services), 2700
                                        North Military Trail, Boca Raton,
                                        Florida 33431

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

CUSIP No. 89267P 10 5                                              Page 14 of 18

    (9) zum Tobel Family Limited Partnership

    Name:                               zum Tobel Family Limited Partnership

    Principal Business:                 Investor

    Address of Principal
    Business and Principal
    Office:                             5906 Michaux Street
                                        Boca Raton, Florida  33433

    Criminal Proceedings:               None. See information herein with
                                        respect to E. Steven zum Tobel, the sole shareholder, director and president of the corporation which is the general partner of the zum Tobel Family Limited
                                        Partnership.

    Civil Proceedings:                  None. See information herein with
                                        respect to E. Steven zum Tobel, the sole shareholder, director and president of the corporation which is the general partner of the zum Tobel Family Limited
                                        Partnership.

    State of Organization:              Florida

    (10) Derek J. Hernquist

    Name:                               Derek J. Hernquist

    Business Address:                   TradeStation Securities, Inc.
                                        2700 North Military Trail
                                        Boca Raton, Florida 33431

    Principal Occupation:               Supervisor of Investment Research and
                                        Development and of Trading Desk of
                                        TradeStation Securities, Inc. (a
                                        provider of securities brokerage
                                        services), 2700 North Military Trail,
                                        Boca Raton, Florida 33431

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

    (11) Benedict S. Gambino

    Name:                               Benedict S. Gambino

CUSIP No. 89267P 10 5                                              Page 15 of 18

    Residence Address:                  22356 Timberlea Lane
                                        Kildeer, Illinois  60047

    Principal Occupation:               Self-employed (stock/option trader)

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

    (12) Marc J. Stone

    Name:                               Marc J. Stone

    Business Address:                   TradeStation Group, Inc.
                                        8700 West Flagler Street
                                        Miami, Florida 33174

    Principal Occupation:               Vice President of Corporate Development,
                                        General Counsel and Secretary of Issuer,
                                        8700 West Flagler Street, Miami, Florida
                                        33174

    Criminal Proceedings:               None

    Civil Proceedings:                  None

    Citizenship:                        USA

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com corp. entered into a Voting Trust Agreement, to be effective at the effective time of the Merger which was December 29, 2000 (the "Effective Time"), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time are subject to the terms of a voting trust. The shareholders of Omega Research, Inc. who entered into the Voting Trust Agreement are WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership (collectively, the "Cruz Group"). The Cruz Group collectively holds an aggregate of 18,313,108 shares of Common Stock representing approximately 41.3% of the outstanding shares of Common Stock of the Issuer. The shareholders of onlinetradinginc.com corp. who entered into the Voting Trust Agreement are Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist and Benedict S. Gambino (collectively, the "Online Group"). The Online Group collectively holds

CUSIP No. 89267P 10 5                                              Page 16 of 18

an aggregate of approximately 15,263,997 shares of Common Stock representing approximately 34.4% of the outstanding shares of Common Stock of the Issuer. The parties to the Voting Trust Agreement have agreed that during the term of the Voting Trust Agreement and the continuance of the voting trust created under that agreement the voting trustee, Marc J. Stone, is required with respect to shares of Common Stock of the Issuer subject to the voting trust to vote and abstain from voting or otherwise to participate in shareholder actions, including executing written consents, in all matters relating to the Issuer subject to and limited by and as directed pursuant to the Voting Trust Agreement.

         From and after the Effective Time, the Cruz Group has the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which are required to be independent directors, are designated by the Cruz Group. The Online Group has the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which is required to be an independent director, are designated by the Online Group. In the event that the number of directors constituting the board of directors of the Issuer is increased or decreased, then each group of shareholders will be entitled to designate its number of the total number of directors of the Issuer based upon a ratio of 62.5% for the Cruz Group shareholders and 37.5% for the Online Group. If the foregoing ratio yields other than whole numbers as to the number of directors for which each group of shareholders is entitled to designate the shares to be voted, then the number of directors which each such group is entitled to designate shall be rounded down to the nearest whole number, and the one remaining directorship that this rounding down will create shall be designated by the Cruz Group.

         With respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer will be made, the voting trustee will vote the shares owned by each shareholder who is a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares. In the event that the voting trustee does not timely receive such written voting instructions, in whole or in part, from a shareholder, then the voting trustee shall abstain from voting the shares owned by such shareholder with respect to any or all matters as to which the voting trustee has not received written voting instructions.

         The voting trust shall dissolve on the earliest of the following dates:
(i) the second anniversary of the Effective Time; (ii) the date when the voting trustee shall resign in writing unless such vacancy is timely filled as provided under the Voting Trust Agreement; (iii) the date when the Issuer's shareholders who are parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement shall execute a written instrument so declaring; or (iv) the date when less than 75% of the aggregate number of shares owned as of the Effective Time by either the Cruz Group or the Online Group remains subject to the voting trust.

CUSIP No. 89267P 10 5                                              Page 17 of 18

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.'s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

         2. Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew
A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.'s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

CUSIP No. 89267P 10 5                                              Page 18 of 18

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2001                      /s/ William R. Cruz
----------------                      ------------------------------------------
        (Date)                                          (Signature)

                                      William R. Cruz, President of WRCF-I GP,
                                      Inc., the general partner of WRCF-I 1997
                                      Limited Partnership
                                      ------------------------------------------
                                                       (Name and Title)

January 10, 2001                      /s/ William R. Cruz
----------------                      ------------------------------------------
        (Date)                                          (Signature)

                                      William R. Cruz, President of WRCF-II
                                      Manager, Inc., the managing member of
                                      WRCF-II, GP LLC, the general partner of
                                      WRCF-II 1997 Limited Partnership
                                      ------------------------------------------
                                                       (Name and Title)

January 10, 2001                      /s/ William R. Cruz
----------------                      ------------------------------------------
        (Date)                                            (Signature)


                                      William R. Cruz, individually
                                      ------------------------------------------
                                                       (Name and Title)